Exhibit 99.11

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Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
 United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto Alcan and South African Government in discussions on timing of Coega smelter project

13 March 2008

Rio Tinto Alcan today announced that it is in discussions with the South African government regarding the timing of the Coega smelter project near Port Elizabeth, South Africa. A team, consisting of members from government, Rio Tinto and Eskom, are reviewing the terms of the project in order to align its timing with the availability of secure power generation capacity from Eskom.

“We are committed to working closely with the South African government to assist in mitigating the current energy crisis, while maintaining the option for future long term development of the Port Elizabeth region,” said Dick Evans, chief executive, Rio Tinto Alcan and member of the Rio Tinto Board. “Rio Tinto has operated successfully in South Africa for several decades, and we look forward to continuing our mutually beneficial presence in the future,” he added.

Rio Tinto Alcan will work with the government to minimise the impact of a potential rescheduling on regional economic development. “We will continue working on our local community and social investment plans and remain committed to finding solutions that will lead to the development of this project,” said Sandeep Biswas, senior vice president, business development, Rio Tinto Alcan. “The objective is to preserve the feasibility of the project and its underlying benefits for both Rio Tinto and South Africa, having the long term picture in mind,” he added.

The project is moving into an interim phase pending the outcome of ongoing discussions regarding the timing of the project. As the detailed feasibility study is concluded, the project team will be adjusted for this interim phase as appropriate.

A long-term energy agreement for the proposed smelter was signed with Eskom in November 2006, and an agreement for infrastructure and job training support was concluded with Coega Development Corporation in July 2007. The Industrial Development Corporation of South Africa (IDC) is a 15 per cent partner in the project. An additional ownership allocation, of no less than 5 per cent, has been reserved for Broad Based Black Economic Empowerment partners.

Rio Tinto has operated in South Africa for several decades, currently employing over 4130 people, in Palabora Mining Company; Richards Bay Minerals (50/50 joint venture with BHP Billiton), as well as staff in Limpopo and Johannesburg offices.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and production forecasts), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Rio Tinto Alcan Media Relations,	Rio Tinto Alcan Media Relations,
Canada	South Africa
Stefano Bertolli	Robert Valdmanis
Tel.: +1 514 848 8151	Tel.: +27 (0) 11 303 8919
stefano.bertolli@alcan.com	robert.valdmanis@alcan.com

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7753 2326	Office: + 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Websites: www.riotinto.com www.riotinto.com/riotintoalcan